Sub-Item 77Q2

Nuveen Dividend Advantage Municipal Fund 3
333-58708
811-10345

Based on a review of the SEC Forms 3, 4 and 5 furnished to the Fund, the Fund believes that all Section
16(a)
filing requirements applicable to the Funds officers and directors, investment adviser and affiliated persons of the investment adviser were complied with, except that the initial affiliation report on behalf of the officers listed below was filed late on March 15, 2004, accession number
0001189642-04-000260
and on March 4, 2004, accession number
0001189642-04-000170.

There are no greater than ten-percent
shareholders of the Fund.


OFFICERS:

Daniel S. Solender
Cathryn Steeves